January 28, 2008

Mail Stop 3561

By U.S. Mail and facsimile to (212) 512-4502

Mr. Harold McGraw III
The McGraw-Hill Companies
1221 Avenue of the Americas
New York, NY 10020-1095

Re: The McGraw-Hill Companies
**   Schedule 14A**
**   Filed March 20, 2007**
**   File No. 001-01023**

Dear Mr. McGraw:

        We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

        Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

        If you have any further questions regarding our review of your filing, please call me at (202) 551-3314.

                                        Sincerely,

                                        Daniel Morris
                                        Attorney-Advisor